UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

MTFG and the UFJ Group Establish

Bank, Trust, and Securities Integration Committees

Tokyo, August 27, 2004 — Subsidiaries of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), namely The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), establish a Bank Integration Committee, a Trust Integration Committee and a Securities Integration Committee comprising the members listed on Attachment 1. The committees will seek to make rapid progress in setting details of the management integration of the commercial banks, the trust banks and the securities companies by closely collaborating with the Integration Committee established by the holding companies.

In addition, the Integration Committee, established by the holding companies, appointed Koichi Kane, the President of Mitsubishi Securities, and Kimisuke Fujimoto, the President of UFJ Tsubasa Securities, as members of its second subcommittee, which is responsible for discussing and deciding issues relating to business strategies and business promotion frameworks on a group-wide basis. (The members of the Integration Committee are listed on Attachment 2.)

Moreover, the Integration Committee, the Bank Integration Committee, the Trust Integration Committee, and the Securities Integration Committee each established small sub-committees as listed on Attachment 3 which are composed of management and staff of the two groups. The small sub-committees will take charge to promote the integration process for each of the businesses and operations.

* * *

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Contacts:
MTFG	Corporate Communications Office	Tel: 81-3-3240-8149
UFJ	Public Relations Department	Tel: 81-3-3212-5460
BTM	Public Relations Office	Tel: 81-3-3240-2950
UFJ Bank	Corporate Communications Department	Tel: 81-3-3212-5460
MTB	Public Relations Section	Tel: 81-3-6214-6044
UFJ Trust	Public Relations Office	Tel: 81-3-3218-0775
Mitsubishi Securities	Public Relations Office	Tel: 81-3-6213-6124
UFJ Tsubasa Securities	Public Relations Department	Tel: 81-3-5222-8355

<Attachment 1>

1. Integration Committee Members for Each Business Line

(1)	Bank Integration Committee

MTFG Group		UFJ Group
Bank of Tokyo-Mitsubishi	President Nobuo Kuroyanagi (Chairman of the Committee)	UFJ Bank	President and CEO Takamune Okihara (Deputy Chairman of the Committee)

Bank of Tokyo-Mitsubishi	Managing Director Tetsuo Iwata	UFJ Bank	Senior Executive Officer Nobushige Kamei

(2) Trust Integration Committee

MTFG Group		UFJ Group
Mitsubishi Trust and Banking Corporation	President Haruya Uehara (Chairman of the Committee)	UFJ Trust Bank	President Shintaro Yasuda (Deputy Chairman of the Committee)

Mitsubishi Trust and Banking Corporation	Managing Director Kinya Okauchi	UFJ Trust Bank	Director and Executive Officer Shunsuke Teraoka

(3) Securities Integration Committee

MTFG Group		UFJ Group
Mitsubishi Securities	Chairman Yasumasa Gomi (Chairman of the Committee)	UFJ Tsubasa Securities	President Kimisuke Fujimoto (Deputy Chairman of the Committee)

Mitsubishi Securities	Senior Executive Officer Shigeyasu Kasamatsu	UFJ Tsubasa Securities	Senior Executive Officer Koji Maeda

<Attachment 2>

2.    Integration Committee Members

(1)  First subcommittee: Responsible for deciding the basic framework of the new group, including matters such as group organization and corporate governance. The first subcommittee will comprise the following:

MTFG position	Committee member	UFJ position	Committee member
President & CEO (also President of Bank of Tokyo-Mitsubishi)	Nobuo Kuroyanagi (Chairman)	President and CEO (also Chairman of UFJ Bank)	Ryosuke Tamakoshi (Deputy Chairman)

Chairman & Co-CEO (also President of Mitsubishi Trust and Banking Corporation)	Haruya Uehara	Director (also President and CEO of UFJ Bank)	Takamune Okihara

Deputy President	Tatsunori Imagawa	Director (also President of UFJ Trust Bank)	Shintaro Yasuda

Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Tetsuo Iwata	Director and Senior Executive Officer (also Director of UFJ Bank and Director of UFJ Trust Bank)	Toshihide Mizuno

(2) Second subcommittee: Responsible for deciding issues relating to business strategies and business promotion organizations on group-wide basis.

<The second subcommittee will comprise the members of the first subcommittee and the following :>

MTFG position	Committee member	UFJ position	Committee member
Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Ryuichi Murata	Senior Executive Officer of UFJ Bank	Naoki Matsumoto

Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Katsunori Nagayasu	Director and Senior Executive Officer of UFJ Bank	Masanobu Nakamura

Managing Director (also Managing Director of Mitsubishi Trust and Banking Corporation)	Toshio Goto	Senior Executive Officer of UFJ Trust Bank	Mikio Goto

President of Mitsubishi Securities	Koichi Kane	President of UFJ Tsubasa Securities	Kimisuke Fujimoto

<Attachment 3>

3.     Small Sub-committees

Integration Committee	Bank Integration Committee	Trust Integration Committee	Securities Integration Committee
Small Sub-committees	Bank Small Sub-committees	Trust Small Sub-committees	Securities Small Sub-committees

Planning	Planning	Planning	Planning
		Related Businesses	Finance
Human Resources &	Human Resources	Human Resources	Human Resources
General Affairs	General Affairs	General Affairs	General Affairs
Credit Policy & Planning	Credit Policy & Planning etc.	Credit Risk	Risk Management & Credit Examination
Risk Management	Risk Management	Risk Management &
Compliance	Compliance	Compliance	Compliance
Internal Auditing	Internal Auditing & Inspection	Auditing	Internal Auditing & Inspection
ALM	Treasury	Treasury	—
Operations & Systems	Operations	Operations	Systems & Operations
	Systems	Systems

Retail Business	Retail Business	Retail Business	Retail
	Channels		Sales & Marketing
Retail Channels
Wholesale Business	Wholesale Channels	Wholesale	Wholesale
	Wholesale Business	Sales & Marketing	Sales & Marketing
Overseas Business
	Investment Banking	Asset-backed Finance	Investment Banking
	Business		Product Development
		Stock Transfer Agency	—
Real Estate
	—		Fixed Income
		—	Equity
Research
Trust Business	Asset Management & Administration	Trust Business	—